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SEC Mail Processing Section MAY 26 2016 Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMillion Securities, Inc.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 27 2016 DIVISION OF TRADING & MARKETS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Green Valley Road, Suite 104
(No. and Street)

Greensboro (City) North Carolina (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald C. McMillion (336) 274-2491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul M. Stutts, CPA,PA
(Name – *if individual, state last, first, middle name*)

100 N. Elm Street, Suite 300, Greensboro, North Carolina 27401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XXX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald C. McMillion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMillion Securities, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHEILA R. BLAKE
NOTARY
PUBLIC
GUILFORD COUNTY, NC

Signature
Donald C. McMillion

President/CCO
Title

Notary Public
Sheila R. Blake

My commission expires October 8, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
McMillion Securities, Inc.

I have audited the accompanying statements of financial condition of McMillion Securities, Inc. (a North Carolina corporation and wholly owned subsidiary of McMillion Associates, Inc.), as of March 31, 2016 and 2015, and the related statements of income, retained earnings, and changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMillion Securities, Inc. as of March 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Paul M. Stutts, CPA, PA
Certified Public Accountants

May 19, 2016

P.O. BOX 20786, GREENSBORO, NC 27420-0786
100 NORTH ELM STREET, SUITE 300, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

MCMILLION SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash	$8,139	$8,135
Receivable from clearing agent	-	-
Receivable from parent	51,605	51,597
TOTAL ASSETS	$59,744	$59,732
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	-	-
SHAREHOLDER'S EQUITY:		
Common stock ($1 par value; 10,000 share authorized, 800 share issued and oustanding.)	800	800
Paid-in capital	39,350	39,350
Retained earnings	19,594	19,582
	59,744	59,732
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$59,744	$59,732

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

	2016	2015
REVENUES:		
Commissions	$129,875	$116,323
Trading account and other	14,950	13,306
	144,825	129,629
LESS COMMISSION EXPENSE	66,604	60,847
NET REVENUES	78,221	68,782
EXPENSE ALLOCATIONS FROM PARENT	78,209	68,770
INCOME BEFORE INCOME TAXES	12	12
INCOME TAXES	-	-
NET INCOME	$12	$12

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

	Common Stock				
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balance March 31, 2014	800	$800	$39,350	$19,570	$59,720
Net income	-	-	-	12	12
Balance March 31, 2015	800	800	39,350	19,582	59,732
Net income	-	-	-	12	12
Balance March 31, 2016	800	$800	$39,350	$19,594	$59,744

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$12	$12
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from parent	(8)	(18)
Other accounts receivable	-	-
Increase (decrease) in:		
Accounts payable	-	-
Total adjustments	(8)	(18)
Net cash provided (used) by operating activities	4	(6)
NET INCREASE (DECREASE) IN CASH	4	(6)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,135	8,141
CASH AND CASH EQUIVALENTS, END OF YEAR	$8,139	$8,135

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS AND BASIS OF ACCOUNTING

The Company, which is a wholly owned subsidiary of McMillion Associates, Inc., is a securities broker/dealer that is engaged in the general securities business and places orders through a national clearing agent on a fully disclosed basis. Commission revenues and expenses on orders placed through the clearing agent are recorded as of the trade date. The Company does not maintain an inventory of securities, carry customer or margin accounts, or hold securities on behalf of customers. The Company uses the accrual method of accounting.

ACCOUNTS RECEIVABLE AND BAD DEBTS

Accounts receivable are recorded at the amount expected to be received in cash and bad debts are accounted for under the reserve method. At March 31, 2016 and 2015, the reserve was $0 as all uncollectible accounts had been written off.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. INCOME TAXES:

The results of the Company's operations are included in the consolidated federal income tax return of the parent. The federal income tax effects related to the Company's operations are absorbed by the parent.

The Company files separate state income tax returns and is responsible for the related taxes.

In management's opinion, there are no uncertain tax positions for the years ended March 31, 2016. The years currently open and subject to an IRS audit are 2014, 2015, and 2016.

3. NET CAPITAL REQUIREMENTS:

As a security broker/dealer, the Company must comply with certain net capital requirements prescribed by the regulations of the Securities and Exchange Commission (SEC) (Rule 15c3-1), which can limit the scope of operations, including the payment of dividends. The Company's net capital, as defined in the regulations, was $8,139 in 2016 and $8,135 in 2015, as compared to the minimum requirement of $5,000.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

4. EXEMPTION FROM SEC RULE 15c3-3:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer accounts.

5. CONCENTRATION OF CREDIT RISK:

Concentration of credit risk arises principally for advances to parent.

6. CASH AND CASH EQUIVALENTS:

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts and other financial instruments with original maturities of less than three months.

7. SUBSEQUENT EVENTS:

Management has reviewed subsequent events through May 19, 2016, the date as of which the financial statements were available.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
MCMILLION SECURITIES, INC. as of 03/31/16

COMPUTATION OF NET CAPITAL

Item					Amount	Code
1. Total ownership equity from Statement of Financial Condition				$	59,744	3480
2. Deduct ownership equity not allowable for Net Capital				(	)	3490
3. Total ownership equity qualified for Net Capital					59,744	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities				$	59,744	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	51,605	3540			
B. Secured demand note deficiency			3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600			
D. Other deductions and/or charges			3610	(	51,605)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions				$	8,139	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments	$		3660			
B. Subordinated securities borrowings			3670			
C. Trading and investment securities:						
1. Exempted securities			3735			
2. Debt securities			3733			
3. Options			3730			
4. Other securities			3734			
D. Undue concentration			3650			
E. Other (List)			3736	(	)	3740
10. Net Capital				$	8,139	3750

OMIT PENNIES

A) At March 31, 2016, the Company had no liabilities subordinated to clai
of General Contractors.

B) No material differences exist between this report and the Part 11A fil
of McMillion Securities, Inc. as of March 31, 2016.

Schedule 1
Page 1 of 2

See accompanying independent auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
MCMILLION SECURITIES, INC.	as of	03/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	3,139	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,139	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule 1
Page 2 of 2

See accompanying independent auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

MCMILLION SECURITIES, INC. as of 03/31/16

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ______ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

BB&T Securities, LLC (SEC# clearing # 8-67486 [4335] X [4570]

D. (k) (3) - Exempted by order of the Commission ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

Schedule 11
Page 1 of 2

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENT RECONCILING NET CAPITAL IN ACCORDANCE WITH RULE 15C3-3
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

For the period from April 1, 2015, through March 31, 2016, this company carried no margin accounts and held no funds or securities for, or owed money or securities to customers. Therefore, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Schedule II
Page 2 of 2

See accompanying independent auditor's report and notes to financial statements.


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
McMillion Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) McMillion Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Paul M. Stutts, CPA, PA
Certified Public Accountants
Greensboro, NC

May 19, 2016

P.O. BOX 20786, GREENSBORO, NC 27420-0786
100 NORTH ELM STREET, SUITE 300, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881



McMillion Securities, Inc. (MSI)
FINRA CRD Number 7393
SEC Registration Number 8-21592

The Exemption Report: Paragraph (d)(4) of Rule 17a-5

Time Period Covered April 1, 2015/March 31, 2016

(Most Recent Fiscal Year)

1) McMillion Securities, Inc. to its best knowledge and belief, claims an exemption from SEC Rule 15c 3-3 as provided under the exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3.

2) McMillion Securities, Inc. to its best knowledge and belief, met those identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c-3-3 throughout the most recent fiscal year without exceptions.

McMillion Securities, Inc.



By:______________ Date: 05/06/2016

Donald C. McMillion, President and CCO



PAUL M. STUTTS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder of
McMillion Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2015 to March 31, 2016, which were agreed to by McMillion Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating McMillion Securities, Inc.' s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). McMillion Securities, Inc.'s management is responsible for McMillion Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the general ledger noting no differences ;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2016 with the amounts reported in Form SIPC-7 for the period from April 1, 2015 to March 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7with supporting schedules and working papers maintained by McMillion Securities, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers maintained by McMillion Securities, Inc. supporting the adjustments noting no differences.

(Continued)

P.O. BOX 20786, GREENSBORO, NC 27420-0786
100 NORTH ELM STREET, SUITE 300, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

May 19, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021592 FINRA MAR
MCMILLION SECURITIES INC
PO BOX 21447
GREENSBORO NC 27420-1447

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don McMillion
(336) 274-2491

2. A. General Assessment (item 2e from page 2) $ 195.55

B. Less payment made with SIPC-6 filed (exclude interest) (96.02)

10-21-15
Date Paid

C. Less prior overpayment applied (4.62)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 94.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 94.91

H. Overpayment carried forward $(4.62)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McMillion Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15 day of April, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2015 and ending 3/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 144,825
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	66,604
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	-0-
Total deductions	66,604
2d. SIPC Net Operating Revenues	$ 78,221
2e. General Assessment @ .0025	$ 195.55

(to page 1, line 2.A.)

McMillion Associates, Inc.
701 Green Valley Rd., Suite 104
Greensboro, NC 27408
(336)274-2491

26027

68-102/514

DATE 4-15-16

PAY TO THE ORDER OF SIPC $ 94.97

Ninety four 97/100 DOLLARS

Security Features Details on Back.

American National Bank & Trust Co.
703 Green Valley Road
Greensboro, North Carolina

FOR CRD#7393/SEC#021592

D. C. McMillion

MP

⑈026027⑈ ⑆051401027⑆ 10110137431⑈